Exhibit 99.1

PRESS RELEASE CHC Helicopter Corporation T 604.276.7500 F 604.279.2460 www.chc.ca

CHC to release 3rd quarter results March 14

Tuesday, March 1, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it will release its third quarter financial results for fiscal 2005 on Monday March 14, 2005, at market close.

The CHC Helicopter Corporation 3rd quarter conference call and webcast will take place Tuesday March 15 at 10:30 a.m. EST. To listen to the conference call, dial 416-640-4127 for local and overseas calls, or toll-free 1-800-814-4890 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917 or 877-289-8525 and enter passcode 21115739#. The replay will be available until March 18, 2005.

The financial results and a live webcast of the conference call will be available through CHC's website at www.chc.ca. The webcast is also available at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1040380

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Rick Davis	Chris Flanagan
Vice-President, Financial Reporting	Director of Communications
604-276-7500	604-279-2493 / 340-7659

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.